

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

R. Stephen Beatty
Chief Executive Officer
Helix BioMedix, Inc.
22118-20th Avenue Southeast
Suite 204
Bothell, Washington 98021

      Re: **Helix BioMedix, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 24, 2010
              Schedule 14A filed April 9, 2010
              File No. 033-20897

Dear Mr. Beatty:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

1. On pages 57-59, you disclose some of the material terms of your agreements with DermaVentures, the University of British Columbia, Goldschmidt, Grant Industries and Rodan & Fields. Please provide draft disclosure to be included in the Business section your next Form 10-K which discloses all material terms of each agreement. In addition to the disclosures made on pages 57-59, this disclosure should include the termination provisions and the amount of royalties to be paid or received under each agreement within a ten percent range.

2. We note the following statement on page 56 of the filing: "A significant portion of the Company's revenue is concentrated with a limited number of customers. The following individual customers accounted for 10% or more of revenue for the years ended

December 31, 2009, 2008 and 2007…" Following this statement is a table indicating that two customers, listed as "Customer A" and "Customer B," accounted for 71% and 10% of the company's revenue for the 2009 fiscal year. Please confirm that in the future, to the extent applicable, you will provide disclosure regarding your dependence on one or a few major customers and identify any customers that account for a significant portion of the company's revenues in the Business section of the filing. See Item 101(h)(4)(vi) of Regulation S-K.

Intellectual Property Rights, page 6

3. Please provide draft disclosure to be included in your next Form 10-K which provides more specific information regarding the "six distinct classes of peptides" covered by the patents and pending patents mentioned on page 6 of the filing. In addition, please disclose the products to which the peptides and patents relate. Also, please include a discussion of the expiration years of each issued patent held by or licensed to the company.

Signatures, page 67

4. It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If R. Stephen Beatty, your chief executive officer and acting chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities and that you will include such title in signature section of your next Form 10-K. Alternatively, if R. Stephen Beatty was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K. See Instruction D.2(a) of Form 10-K for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563, Jennifer Riegel at (202) 551-3575 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director